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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 25049

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No.   )*

                            M.H. MEYERSON & CO., INC.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   55301Q 102
                                 (CUSIP Number)

                             Mr. Jeffrey E. Meyerson
                          c/o M.H. MEYERSON & CO., INC.
                              Newport Office Tower
                            525 Washington Boulevard
                          Jersey City, New Jersey 07303
                                 (201) 459-9500
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                November 20, 2002
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                  SCHEDULE 13D
CUSIP No. 55301Q 102
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1)       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Jeffrey E. Meyerson

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2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
         (a) [ ]
         (b) [ ]

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3)       SEC USE ONLY

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4)       SOURCE OF FUNDS (SEE INSTRUCTIONS)
         OO

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5)       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)

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6)       CITIZENSHIP OR PLACE OF ORGANIZATION
         USA

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                      7)      SOLE VOTING POWER
                                    456,500
NUMBER OF            -----------------------------------------------------------
SHARES                8)      SHARED VOTING POWER
BENEFICIALLY                        100,000
OWNED BY             -----------------------------------------------------------
EACH                  9)      SOLE DISPOSITIVE POWER
REPORTING                           456,500
PERSON WITH          -----------------------------------------------------------
                     10)      SHARED DISPOSITIVE POWER
                                    100,000

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11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  556,500

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12)      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS)

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13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  8.3%

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14)      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                  IN

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This statement is filed by Jeffrey E. Meyerson with the U.S. Securities and
Exchange Commission on December 2, 2002.

ITEM 1. SECURITY AND ISSUER.

     This Statement relates to the common stock, par value $.01 per share (the "Common Stock"), of M.H. MEYERSON & CO., INC. (the "Company"). The Company's principal executive offices are located at Newport Tower, 525 Washington Boulevard, Jersey City, New Jersey 07310.

ITEM 2. IDENTITY AND BACKGROUND.

(a)-(c) This Statement is filed by Jeffrey E. Meyerson. Mr. Meyerson has a principal place of business and principal office at c/o M.H. MEYERSON & CO., INC., Newport Tower, 525 Washington Boulevard, Jersey City, New Jersey 07310. Mr. Meyerson is a director and Executive Vice-President of the Company.

(d)-(e) Mr. Meyerson has not during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining him from future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Meyerson is a United States citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On November 20, 2002, Mr. Meyerson received a gift of 175,000 shares of Common Stock from Martin H. Meyerson, the Chairman of the Company and Mr. Meyerson's father. In addition, on November 20, 2002, 50,000 shares of Common Stock were deposited in the trust created by the Trust Agreement (as defined in Item 5(a) below).

ITEM 4. PURPOSE OF THE TRANSACTION.

The shares of Common Stock owned by Mr. Meyerson are held for investment purposes.

(a)-(j) Except as described in this Item 4, Mr. Meyerson does not have any present plans or proposals that would relate to or result in (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the Board of Directors of the Company or management of the Company; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions that might impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be

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         delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) Mr. Meyerson beneficially owns (as defined by Rule 13d-3 under the Act) 556,500 shares, or 8.3% of the shares of Common Stock outstanding as of November 20, 2002. 101,500 of such shares are issuable pursuant to presently exercisable options under the Company's employee stock option plan. 100,000 of such shares are held pursuant to the Deed of Trust made October 8, 1993 by Martin H. Meyerson (the "Trust Agreement").

(b) Mr. Meyerson has sole voting and dispositive power over 456,500 shares of Common Stock. Mr. Meyerson has shared voting and dispositive power over 100,000 shares of Common Stock by virtue of acting as a trustee under the Trust Agreement.

(c) Mr. Meyerson became a beneficial owner for purposes of Rule 13d-3 of 175,000 shares of Common Stock on November 20, 2002 when he received such shares by gift from his father, Martin H. Meyerson, the Chairman of the Company. Mr. Meyerson became a beneficial owner for purposes of Rule 13d-3 of 50,000 shares of Common Stock on November 20, 2002 when the trust created by the Trust Agreement received 50,000 shares of Common Stock from Martin H. Meyerson. The remaining shares of Common Stock owned by Mr. Meyerson were acquired in transactions more than 60 days prior to the date hereof.

(d) Not applicable.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
        RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         None.









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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 2, 2002
                                             /s/ Jeffrey E. Meyerson
                                             -----------------------------
                                             Jeffrey E. Meyerson



































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